SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 14f


                            NOTICE TO SHAREHODLERS:
              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING




Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number:  000-49797


                            Premium Enterprises, Inc.
               ---------------------------------------------------
             (Exact name of registrant as specified in its charter)

               Colorado                                         84-10669559
  -------------------------------------                    --------------------
       State or Other Jurisdiction                           (I.R.S. Employer
    of incorporation or organization)                         Identification
                                                                  Number)


                       7609 Ralston Road, Arvada, CO 80002
           ----------------------------------------------------------
                (Address of principal Executive Offices Zip Code)

Registrant's telephone number, including area code:  (303) 422-8127

GENERAL
-------

     This Information Statement is being mailed on or about April 20, 2003 to the holders of record as of April 17, 2003, of common stock, par value $0.001 per share (the "common stock"), of Premium Enterprises, Inc., a Colorado corporation (the "Company"). You are receiving this Information Statement in connection with the Company's appointment of directors to the Board of Directors of the Company (the "Designee").

Changes in Control of Registrant

        On December 30, 2002, the Company entered into an Agreement and Plan of Reorganization with the shareholders of eTotalSource, Inc., a Colorado corpora-tion, pursuant to which the Company will acquire 91% of the issued and outstand-ing stock of eTotalSource, Inc. in exchange for 15,540,011 common shares of the Company. The exchange of shares took place effective December 30, 2002.

     Effective ten days after this Notice to Shareholders is mailed, Wesley F. Whiting will have resigned as Director. Terry Eilers has become President and was appointed to Board of Directors. Michael Sullinger, Cody Morrow, Richard Barber, and Virgil Baker have been appointed to the Board effective 10 days after transmittal of this Information Statement to the Company's shareholders, in compliance with Section 14F of the Securities and Exchange Act of 1934.

     No action is required by the shareholders of the Company in connection with the election of appointment of the Designees to the Board. However, Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Shares Outstanding

     As of March 16, 2003, there were 17,565,151 voting shares of the Registrant's common stock outstanding. Registrant has only one class of voting securities outstanding which is, common stock, each share entitling the holder thereof to one vote.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following persons are known by the Registrant to own or control beneficially more than five percent of its outstanding $.01 par value common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:


                                                           Number of                 Percent
Name and Address of                                        Shares Owned              of Shares
Beneficial Owner                                           Beneficially              Owned
---------------------------------------------------------------------------------------------------------

Terry Eilers (1)                                             8,399,457 (7)                  48%
                                                             300,000 (4)                    1.6%

Richard Barber (3)                                           584,352                        3%
                                                             25,000 (4)                     .1%

Wesley F. Whiting (2)                                        75,000 (5)                     .4%


Virgil Baker (1)(3)                                          987,033 (6)                    5.6%
                                                             300,000 (4)                    1.6%

Michael Sullinger (1)(3)                                     68,544                         .3%
                                                             200,000 (4)                    1%

Cody Morrow (3)                                              1,645,056                      9.3%

Clark Davenport                                              1,535,386                      8.7%

Total owned by officers, Directors,
and appointees                                               11,723,442                     66.4%
                                                             850,000 options
                                                             ---------------
  Total                                                      12,573,442                     67.7%


(1)    Officer
(2)    Resigning Director
(3)    Proposed Director
(4)    Options exercisable in 60 days
(5)    Includes shares due and authorized by minutes
(6)    Includes shares owned by Deborah Baker
(7)    Includes shares owned by Tara Eilers


Changes In Control Of Registrant

     On December 30, 2002, the Company entered into an Agreement and Plan of Reorganization with the shareholders of eTotalSource, Inc., a Colorado corpora-tion, pursuant to which the Company will acquire all of the issued and outstand-ing stock of Statmon in exchange for 17,000,000 common shares of the Company. The exchange of shares took place effective December 30, 2002.


                        DIRECTORS AND EXECUTIVE OFFICERS

         The current Directors and Executive officers of Registrant are:

              Terry Eilers                       President/Director
              Wesley F. Whiting                  Director/Assistant Secretary
              Virgil Baker                       CFO
              Michael Sullinger                  COO/Secretary

Legal Proceedings

     No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant.


                                   MANAGEMENT

                           IDENTIFICATION OF DIRECTORS
                   TO BE APPOINTED WITHOUT SHAREHOLDER MEETING


     Upon ten days after the filing of this Form and mailing of this Notice to Shareholders, a present Director of the Company, Wesley F. Whiting, will resign and the appointments of Virgil Baker, Cody Morrow, Richard Barber, and Michael Sullinger will be effective as directors.

     The persons nominated to be directors of the Registrant, and their ages, are as follows:

                 NAME                                     AGE
                 ----                                     ---
Virgil Baker                                              50
Michael Sullinger                                         59
Cody Morrow                                               49
Richard Barber                                            62


Business Experience

     The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

     Terry Eilers - CEO Chairman, Director and Founder of eTotalSource, Inc. - 1994-Present - Former VP and Regional Manager, Regional Training Director for Lawyers Title Company, 1984-1987, Creation, operation and sale of Sydney Cambric Publishing 1983-1985 , implemented marketing and management systems, developed and supervising management training and conducting live seminars to nearly 1 million people worldwide for many Fortune 500 companies such as, Bank of America, Coldwell Banker, IBM, Xerox, and First American Financial. Over the past 30 years, his management and computer sales programs have been utilized by major real estate entities, banks, savings and loans, insurance companies, sales and research organizations and publishing companies worldwide such as Norwest Mortgage, Century 21, Sun Trust, Stewart Title Company, and Lawyers Title. 1980-1994. Note: Mr. Eilers has already been appointed as a director.

     He is a frequent author, having written, and published through Crescent Publishing, Sydney Cambric Publishing and the Disney Corporation-Hyperion Publishing, 12 books concentrated in the real estate, business management and personal development fields. Some of the titles Mr. Eilers has written include:
How to Sell  Your  Home Fast (Disney/Hyperion),  How To Buy the  Home  You  Want

(Disney/Hyperion), The Title and Document Handbook (Sydney Cambric), Mortgage Lending Handbook (Sydney Cambric), Mastering Peak Performance (EMR Publishing), Real Estate Calculator Handbook (Sydney Cambric). He is a AA Administration of Justice - Sacramento City College 1971 Extensive Course Work - California State College/Sacramento, Yuba College, Lincoln School of Law 1970-1985.

     Virgil Baker-CFO Director and founder of eTotalSource, Inc. 1996-Present. Formerly the CFO for AGRICO, a large agriculture corporation 1993-1996 - designed and integrated the network programs for the accounting, cash flow and inventory systems on a nationwide basis. Mr. Baker had the added responsibility for all of the International commerce generation. He has a BA Accounting - California State University/Chico -1992.

     Michael Sullinger-COO - In-house legal counsel of eTotalSource, Inc. Extensive background in development and management of partnerships and joint ventures. Previous private legal practice involved business litigation, formation of business entities and advising principals and directors in the planning and operation of various companies. Has served as a Board of Director on numerous government, business and philanthropic organizations. He has a BA Business - San Francisco State University 1977 JD - California Northern School of Law 1993.

     Cody Morrow - Director of eTotalSource, Inc., President of Morrow Marketing International 1995-present, $200 million+ annual sales nationally and internationally. Current direct business operations in Europe, Thailand and India. Many years experience in opening foreign markets. Prior to Morrow Marketing, Cody was President of Monarch Development Corporation 1989-1993 a Southern California based Real Estate Development Company.

     Richard Barber - Director of eTotalSource, Inc., Founder and senior partner of A. Richard Barber & Associates 1983-Present, a literary agency and consultant to numerous major publishing companies. He was also the Director of Development for Network Enterprises, Inc., 1969-1983 where he supervised the creations and writing of television and film properties. Former Director and Senior Editor of Public Relations, for Viking Penguin, Inc. Lecturer in publishing at New York, Harvard and Radcliff Universities, 1971-1989. His Academic Background is:
Phillips Exeter Academy, Exeter Fellow in History (1963-1965), Columbia University, M.A, Ph.D (1962-1963). Course work at Dartmouth College, Special Dartmouth Fellow, A.B., and study programs with Corey Ford at Harvard, William &

Mary, University Of Michigan, British Museum, Oxford University and Columbia University (1961-1962).

Involvement in Certain Legal Proceedings

     No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding in the past five years.

     No person who is an officer or director was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

     No person who is an officer or director was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

     1. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

     2. Engaging in any type of business practice; or

     3. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

     No person who is an officer or director was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 1 of this section, or to be associated with persons engaged in any such activity.

     No person who is an officer or director was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended or vacated.

     No person who is an officer or director was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.


Transactions With Management And Others


     No related party transactions have occurred in the transitional year ended December 31, 2002.

         No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise, except that pursuant to the Plan and Agreement of Reorganization with eTotalsource, Inc. certain persons received shares:

        Terry Eilers                                8,372,039

        Clark Davenport                             1,535,386

        Morrow Revocable Trust                      1,645,056
        (John Morrow)

        Michael Sullinger                           200,000

        Virgil Baker                                300,000

        Richard Barber                              25,000

        Wesley Whiting                              75,000

         The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires that the Company's officers and directors, and persons who own more than ten percent of the registered class of the Company's equity securities, file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent stockholders are required by regulation to furnish to the Company copies of all
Section 16(a) forms they file.

Committees Of The Board Of Directors

     At this time, the Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.

Meetings Of The Board Of Directors

     There were irregular meetings of the Registrant's Board of Directors during the current fiscal year and during the past fiscal year, as necessary.




                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES
                                          Annual Compensation                          Awards
Name & Principal               Year    Salary      Bonus      Other         Restricted       Securities                    ALL
Position                               ($)         ($)        Annual        Stock            Underlying      LONG TERM     OTHER
                                                              Comp-         Award(s)         Options/SARS   COMPENSATION   COMPENSA-
                                                              ensation      ($)              (#)              / OPTION     TION
                                                              ($)
------------------------------------------------------------------------------------------------------------------------------------
Ronald D. Morrow,
President (Resigned 2002)      2000    0           0          0             0                0                  0             0
                               2001    $50,000*    0          0             0                0                  0             0
                               2002    0           0          0             0                0                  0             0
------------------------------------------------------------------------------------------------------------------------------------
Terry Eilers, President,       2000    $50,000     0          0             0                0                  0             0
CEO                            2001    $111,000    0          0             0                200,000            0             0
                               2002    $37,000     0          0             0                100,000            0             0
------------------------------------------------------------------------------------------------------------------------------------
Michael Sullinger,             2000    0           0          0             0                0                  0             0
Secretary, COO, Legal Counsel  2001    0           0          0             0                0                  0
                               2002    0           0          0             0                200,000            0             0
------------------------------------------------------------------------------------------------------------------------------------
Wesley F. Whiting,             2002    0           0          10,000 shares 0                0                  0             0
Assistant Secretary
(Former Pres., resigned 2002)
------------------------------------------------------------------------------------------------------------------------------------
Virgil Baker, CFO              2000    $27,000     0          0             0                0                  0             0
                               2001    $72,000     0          0             0                200,000            0
                               2002    $18,000     0          0             0                100,000            0             0
------------------------------------------------------------------------------------------------------------------------------------




                          Directors' Compensation for Last Fiscal Year
                                     -----------------------

Name                          Annual     Meeting  Consulting    Number     Number of                   ALL
                              Retainer   Fees     Fees/Other    of         Securities    LONG TERM     OTHER
                              Fee ($)    ($)      Fees ($)      Shares     Underlying   COMPENSATION   COMPENSA-
                                                                (#)        Options        / OPTION     TION
                                                                           SARs(#)
------------------------------------------------------------------------------------------------------------------
A. Director          2002       0             0        0            0              0           0             0
   Ronald D. Morrow  2001       0             0        0            0              0           0             0
   (Resigned)

B. Director          2002       0             0        0            0              0           0             0
   Terry Eilers      2001       0             0        0            0              0           0             0

C. Director          2002       0             0        0            0              0           0             0
   Michael Sullinger 2001       0             0        0            0              0           0             0
   (Designee)

D. Director          2002       0             0        0            0              0           0             0
   Virgil Baker      2001       0             0        0            0              0           0             0
   (Designee)

E. Director          2002       0             0        0            0              0           0             0
   Cody Morrow       2001       0             0        0            0              0           0             0
   (Designee)

F. Director          2002       0             0        0            0              25,000      0             0
   Richard Barber    2001       0             0        0            0              0           0             0
   (Designee)

G. Wesley F. Whiting 2002       0             0        0            0              0           0             0
   (Resigned 2002)   2001       0             0        0            0              0           0             0

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


April 23, 2003                          PREMIUM ENTERPRISES, INC.



                                        By:  /s/ Terry Eilers
                                             -----------------------------------
                                             Terry Eilers, President